UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 9)
Under the Securities Exchange Act of 1934
Inspired Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45782N108
(CUSIP Number)

Christopher Bulger Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY +44 (0) 20 7518 2800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Manuel A. Miranda, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

June 1, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ◻
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON LANDGAME S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VITRUVIAN I LUXEMBOURG S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VIP I A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VIP I B L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VIP I NOMINEES LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VITRUVIAN PARTNERS LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON EVAN DAVIS, AS TRUSTEE OF THE LANDGAME TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Introductory Statement

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 9”) amends the Schedule 13D filed on January 3, 2017, as amended by Amendment No. 1 to the Original Schedule 13D filed June 30, 2017, Amendment No. 2 to the Original Schedule 13D filed January 5, 2018, Amendment No. 3 to the Original Schedule 13D filed January 24, 2018, Amendment No. 4 to the Original Schedule 13D filed February 12, 2019, Amendment No. 5 to the Original Schedule 13D filed March 27, 2019, Amendment No. 6 to the Original Schedule 13D filed December 23, 2020, Amendment No. 7 to the Original Schedule 13D filed March 29, 2021, and Amendment No. 8 to the Original Schedule 13D filed April 20, 2021 (collectively, the “Original Schedule 13D”).  The Original Schedule 13D and this Amendment No. 9 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 9 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Inspired Entertainment, Inc., a Delaware corporation (the “Company”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D as amended by this Amendment No. 9.
Item 4. Purpose of Transaction.
Item 4 is hereby amended and supplemented to include the following:
On May 25, 2021, the Company, the Landgame Trust and B. Riley Securities Inc., Macquarie Capital (USA) Inc., Craig-Hallum Capital Group LLC, Roth Capital Partners, LLC and Union Gaming Securities, LLC (collectively, the “Underwriters”) entered into an underwriting agreement (the “Underwriting Agreement”), pursuant to which, the Landgame Trust sold 5,406,633 shares of Common Stock at an offering price of $9.25 per share, less underwriting discounts and commissions of $0.4625 per share, as described in the Company’s final prospectus supplement, filed on May 26, 2021 with the Securities and Exchange Commission, pursuant to Rule 424(b)(4). Pursuant to the Underwriting Agreement, the Landgame Trust granted the Underwriters a 30-day option to purchase an additional 810,995 shares of Common Stock, which the Underwriters exercised in full. The sale of the shares of Common Stock pursuant to the Underwriting Agreement closed on June 1, 2021. In connection with this offering, the Landgame Trust sold an aggregate of 6,217,628 shares of Common Stock.
References to and descriptions of the Underwriting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, which has been filed as Exhibit 1 hereto and incorporated by reference herein.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and supplemented to include the following:
(a) The Reporting Persons no longer beneficially own any shares of Common Stock.
(b) The number of shares of Common Stock as to which each of the Reporting Persons has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which each of the Reporting Persons shares the power to vote or direct the vote is zero. The number of shares of Common Stock as to which each of the Reporting Persons has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which each of the Reporting Person shares the power to dispose or direct the disposition of is zero.
(c) Item 4 is hereby incorporated by reference into this Item 5(c), as applicable.
(e) Immediately following the sale of Common Stock described in Item 4, the Reporting Persons ceased to be the beneficial owner of any Common Stock. Therefore, this is the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and supplemented to include the following:

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to be Filed as Exhibits.

1.
Underwriting Agreement, dated May 25, 2021, by and among the Company, B. Riley Securities Inc., Macquarie Capital (USA) Inc., Craig-Hallum Capital Group LLC, Roth Capital Partners, LLC and Union Gaming Securities, LLC and the Landgame Trust (incorporated by reference to Exhibit 1.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2021).

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: June 1, 2021
Landgame S.à r.l.
By: ___/s/ Gael Sausy__________________
Name:  Gael Sausy
Title:    B Manager and Authorized Signatory
Vitruvian I Luxembourg S.à r.l.
By: ___/s/ Gael Sausy_________________
Name:  Gael Sausy
Title:    B Manager and Authorized Signatory
VIP I Nominees Limited
By: Vitruvian Partners LLP, its director
By:       /s/ Robert James Sanderson
Name:  Robert James Sanderson
Title:    Partner
VIP I A L.P.
By: Vitruvian Partners LLP, its general partner
By:       /s/ Robert James Sanderson
Name:  Robert James Sanderson
Title:    Partner
VIP I B L.P.
By: Vitruvian Partners LLP, its general partner
By:       /s/ Robert James Sanderson
Name:  Robert James Sanderson
Title:    Partner
Vitruvian Partners LLP
By:       /s/ Robert James Sanderson
Name:  Robert James Sanderson
Title:    Partner
          /s/ Evan Davis
Evan Davis, as trustee of the Landgame Trust

EXHIBIT INDEX
1.
Underwriting Agreement, dated May 25, 2021, by and among the Company, B. Riley Securities Inc., Macquarie Capital (USA) Inc., Craig-Hallum Capital Group LLC, Roth Capital Partners, LLC and Union Gaming Securities, LLC and the Landgame Trust (incorporated by reference to Exhibit 1.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2021).